Exhibit 99.33

FOR IMMEDIATE RELEASE

GoldMining Announces Filing of Financial Statements, MD&A and Annual Information Form

Vancouver, British Columbia – February 24, 2020 – GoldMining Inc. (the "Company") (TSX: GOLD; OTCQX: GLDLF) announces the filing of its annual financial statements, management's discussion and analysis and annual information form for the year ended November 30, 2019 (the "Annual Filings").

The Annual Filings, which include information regarding the Company's financial position, operations and projects for the fiscal year, are available under the Company's profile at www.sedar.com and on the Company's website at www.goldmining.com.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com